UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 Amendment No. 2

                                   FORM 8-A/A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                                Technitrol, Inc.
                   -------------------------------------------
             (Exact name of registrant as specified in its charter)

                  Pennsylvania                           23-1292472
----------------------------------------   ------------------------------------
(State of incorporation or organization)   (I.R.S. Employer Identification No.)

1210 Northbrook Drive, Suite 385
Trevose, Pennsylvania                                      19053
----------------------------------------              --------------
(Address of principal executive offices)                (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

         Title of each class               Name of each exchange on
         to be so registered               which each class is to be
                                           registered
         ------------------------          -------------------------
         Common Stock, $0.125 par          New York Stock Exchange
         value per share

         Common Stock Purchase             New York Stock Exchange
         Rights

Securities to be registered pursuant to Section 12(g) of the Act:

                                                       None
                                                 ----------------
                                                 (Title of class)





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Item 1.  Description of Registrant's Securities to be Registered.

Common Stock
------------
                  The following description of the capital stock of Technitrol, Inc. (the "Company") summarizes in all material respects the principal rights of the holders of such stock but does not purport to be complete and is subject in all respects to applicable Pennsylvania law and to the provisions of the Company's Articles of Incorporation, as amended, ("Articles of Incorporation") and By-Laws, both of which have been incorporated herein by reference as exhibits to this Registration Statement.

                  The capital stock to be registered on the New York Stock Exchange, Inc. (the "Exchange") is the Company's common stock with a par value of $0.125 per share (the "Common Stock"). A holder of shares of Common Stock is entitled to one vote per share on all matters to be voted upon by shareholders, except in the election for directors which shall be by cumulative voting. In the election of directors, every shareholder entitled to vote shall have the right, in person or by proxy, to multiply the number of votes to which he may be entitled by the total number of directors to be elected in the same election, and he may cast the whole number of such votes for one candidate or he may distribute them among any two or more candidates. The candidates receiving the highest number of votes up to the number of directors to be elected shall be elected.

                  Unless otherwise required under the Company's Articles of Incorporation or Bylaws, the affirmative vote of a majority of the shares entitled to vote is required for approval of any question brought before a meeting of shareholders.

                  The holders of the Common Stock are entitled to receive ratably such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor, subject to the terms of agreements governing the Company's long-term debt. In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are fully paid and nonassessable except for shares issued pursuant to the Company's Incentive Compensation Plan which are subject to the terms of such Incentive Compensation Plan.

                  The Articles of Incorporation provide for a classified Board of Directors consisting of three classes of Directors with each class serving a three year term. The Articles of Incorporation also provide for cumulative voting in the election of Directors and that Directors may not be removed prior to the expiration of their term of office without cause. In addition, the Articles of Incorporation provide that certain business transactions will require the affirmative vote of the holders of at least seventy-five percent (75%) of the outstanding shares of all classes of capital stock of the Company entitled to vote thereon and that the holders of at least seventy-five percent (75%) of the outstanding shares of all classes of capital stock of the Company entitled to vote thereon is required to approve certain amendments to the Articles of Incorporation.


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



                  The above-described and other provisions, including the Company's issuance of the Rights (as described below), could have the effect of making it more difficult for a third party to effect a change in the control of the Board of Directors and, therefore, may discourage another person or entity from making a tender offer for the Company's Common Stock, including offers at a premium over the market price of the Common Stock, and might result in a delay in changes in control of management.

Rights
------
                  On August 30, 1996, the Board of Directors of Technitrol, Inc. (the "Company") declared a dividend distribution of one Right for each outstanding share of Common Stock, $0.125 par value, of the Company (the "Common Shares") payable to stockholders of record on September 9, 1996 (the "Record Date"). Rights shall also be issued in respect of all Common Shares which become outstanding after the Record Date but prior to the Distribution Date (as defined below) or earlier redemption, exchange or expiration of the Rights.

                  Each Right entitles the registered holder to purchase from the Company one-half of a Common Share. No less than two Rights, and only whole multiples of two Rights may be exercised at any time by holders of Rights at a price of $300 per Common Share (the "Purchase Price") (equivalent to $150 for each one-half of a Common Share), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Registrar and Transfer Company, as Rights Agent.

                  The Rights will initially be attached to all Common Share certificates representing Common Shares then outstanding, and no separate Right certificates will be distributed. Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Shares or (ii) 10 business days (or such later day as may be determined by action of the Board of Directors prior to such time as any person or group becomes an Acquiring Person) following the commencement of a tender offer or exchange offer if, upon consummation thereof, any person or group would be an Acquiring Person (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such certificate together with a copy of this Summary of Rights. The date of announcement of the existence of an Acquiring Person referred to in clause (i) above is referred to in this summary as the "Share Acquisition Date."

                  The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Share certificates. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of the Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares on the Distribution Date and, thereafter, such separate Right Certificates alone will evidence the Rights.


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                  The Rights are not exercisable until the Distribution Date and will expire at the close of business on September 9, 2006, unless earlier redeemed or exchanged by the Company as described below.

                  In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of two Rights, except as provided below, shall thereafter have the right to receive, upon exercise, Common Shares (or, in certain circumstances, Common Stock Equivalents (as such term is defined in the Rights Agreement)) having a then market value equal to two (2) times the Purchase Price of the Rights. Upon the occurrence of the event described in the preceding sentence, any Rights beneficially owned by
(i) an Acquiring Person or an Associate or Affiliate (as such terms are defined in the Rights Agreement) of an Acquiring Person, (ii) a transferee of an Acquiring Person (or of any such Associate or Affiliate) who becomes a transferee after the Acquiring Person becomes such, or (iii) a transferee of an Acquiring Person (or of any such Associate or Affiliate) who becomes a transferee prior to or concurrently with the Acquiring Person becoming such and receives such Rights pursuant to either (A) a transfer (whether or not for consideration) from the Acquiring Person (or of any such Associate or Affiliate) to holders of equity interests in such Acquiring Person or to any person with whom the Acquiring Person (or of any such Associate or Affiliate) has any agreement, arrangement or understanding regarding the transferred Rights or (B) a transfer which the Board of Directors of the Company in its discretion has determined is part of a plan, arrangement or understanding which has as a primary purpose or effect the avoidance of the Rights Agreement shall become null and void without any further action and no holder of such Rights shall have any rights whatsoever with respect to such Rights, whether under any provision of the Rights Agreement or otherwise.

                  At any time after any person or group of affiliated or associated persons becomes an Acquiring Person, the Board of Directors of the Company may exchange the Rights (except Rights which previously have been voided as described above), in whole or in part, at an exchange ratio of two Common Shares (or, in certain circumstances, two Common Stock Equivalents) per Right.

                  In the event that, following the earlier of the Distribution Date and the Share Acquisition Date, (i) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation, (ii) the Company engages in a merger or other business combination transaction with another person in which the Company is the surviving corporation, but in which its Common Shares are changed or exchanged, or (iii) more than 50% of the Company's assets or earning power is sold or transferred, the Rights Agreement provides that proper provision shall be made so that each holder of two Rights (except Rights which previously have been voided as described above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a then market value equal to two
(2) times the Purchase Price of the Rights.

                  The Purchase Price payable, and the number of Common Shares or other securities issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Shares, (ii) upon the grant to all holders of the Common Shares of certain rights, options or warrants to subscribe for Common Shares or convertible securities at less than the current market price of the Common Shares, or (iii) upon the distribution to all holders of the Common Shares of evidences of indebtedness, stock (other than a dividend payable in Common Shares), assets or cash (excluding regular quarterly cash dividends) or of subscription rights, options or warrants (other than those referred to above).

                  The number of outstanding Rights and the number of Common Shares issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

                  With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Common Shares will be issued upon the exercise of any Right or Rights. In lieu of fractions of a share equal to one-half of a share or less, a cash payment will be made, as provided in the Rights Agreement. No Rights may be exercised that would entitle the holders to any fraction of a Common Share greater than one-half of a share unless concurrently therewith such holder purchases an additional fraction of a Common Share which, when added to the number of Common Shares to be received upon such exercise, equals a whole number of Common Shares, as provided in the Rights Agreement. If such holder does not purchase such additional fraction of a Common Share, a cash payment will be made, as provided in the Rights Agreement.

                  At any time prior to such time as any Person becomes an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part at a price of $.005 per Right, subject to adjustment (the "Redemption Price"). Immediately upon the action of the Board of Directors of the Company ordering the redemption of the Rights (or at such later time as the Board of Directors may establish for the effectiveness of such redemption), the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

                  Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

                  The terms of the Rights may be amended by the Company and the Rights Agent, provided that following the Distribution Date the amendment does not materially adversely affect the interests of holders of Rights (other than an Acquiring Person).

                  The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being acquired. Accordingly, the existence of the Rights may deter certain acquirers from making takeover proposals or tender offers. However, the Rights Agreement helps ensure that the Company's shareholders receive fair and equal treatment in the event of any proposed takeover of the Company and is intended to protect and potentially enhance shareholder value, as well as assist the Board of Directors of the Company in realizing the Company's strategic objectives. The adoption of the Rights Agreement is not in response to any known takeover threat or proposal.

                  A copy of the Rights Agreement (which includes as exhibits the form of Right Certificate and the Summary of Rights to Purchase Common Stock) is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibit.

Item 2.  Exhibits.

                  1. Amended and Restated Articles of Incorporation of the Company (Incorporated by Reference to Exhibit 1 to the Company's Registration Statement on Form 8-A/A dated April 10, 1998).

                  2. By-laws (Incorporated by Reference to Exhibit 3(ii) to the Company's Report on Form 10-Q for the quarter ended July 2, 1999).

                  3. Rights Agreement, dated as of August 30, 1996, between Technitrol, Inc. and Registrar and Transfer Company, as Rights Agent, which includes the form of Right Certificate as Exhibit A and the Summary of Rights to Purchase Common Stock as Exhibit B (Incorporated by Reference to the Company's Registration Statement on Form 8-A dated October 24, 1996).

                  4. Amendment No. 1 to the Rights Agreement, dated as of March 25, 1998, between Technitrol, Inc. and Registrar and Transfer Company, as Rights Agent (Incorporated by Reference to Exhibit 4 to the Company's Registration Statement on Form 8-A/A dated April 10, 1998).

                  5. Amendment No. 2 to the Rights Agreement, dated as of June 15, 2000, between Technitrol, Inc. and Registrar and Transfer Company, as Rights Agent.

                  6. All exhibits required by Instruction II to Item 2 will be supplied to the New York Stock Exchange.

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                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                TECHNITROL, INC.
                                ----------------
                                  (Registrant)



                                By:  \s\ Albert Thorp, III
                                     ------------------------------
                                         Albert Thorp, III,
                                         Vice President-Finance and
                                         Chief Financial Officer
Date:   July 5, 2000





















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